NO ACT

PE
1-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013704

January 26, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-10

Re: Safeway, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Chevedden:

This is in response to your letters dated January 11, 2010, January 19, 2010 and January 26, 2010 concerning the shareholder proposal submitted to Safeway by Nick Rossi. We also have received a letter from Safeway dated January 8, 2010. On January 4, 2010, we issued our response expressing our informal view that Safeway could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Request for reconsideration or Commission review of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write on behalf of the proponents (which includes me in regard to the Medco propsal) with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

In response, each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,



John Chevedden

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

SAFEWAY

January 8, 2010

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2010 Annual Meeting of Stockholders: Supplement to No-Action Request Submitted on December 10, 2009 Relating to a Stockholder Proposal by Nick Rossi Pursuant to Rule 14a-8**

Ladies and Gentlemen:

I am writing in response to the recent letters submitted by John Chevedden to the Office of Chief Counsel of the Division of Corporation Finance, dated December 27, 2009 and January 1, 2010 regarding a no action request submitted by Latham & Watkins LLP on behalf of Safeway Inc. on December 10, 2009. The no action request and subsequent correspondence relate to a stockholder proposal submitted by Nick Rossi pursuant to Rule 14a-8 for inclusion in Safeway's proxy materials for our 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials").

Mr. Chevedden's recent letters imply that Safeway determined to include a management proposal in the 2010 Proxy Materials regarding the right of stockholders to call a special meeting only as a "defensive maneuver" in response to Mr. Rossi's Rule 14a-8 proposal on the same subject. That assertion is not correct. Rather, Safeway's Board of Directors and management have been evaluating the right of stockholders to call a special meeting since Safeway's 2009 Annual Meeting held on May 13, 2009. At the 2009 Annual Meeting, Safeway's stockholders voted in favor of a precatory proposal submitted by Mr. Rossi requesting that the Board take the steps necessary to amend the Company's By-Laws and each appropriate governing document to give holders of 10% of the Company's outstanding voting common stock (or the lowest percentage allowed by law above 10%) the power to call special stockholder meetings. Safeway has a history of being responsive to stockholder proposals that receive majority support. It is because of the vote at Safeway's 2009 Annual Meeting, and not the current Rule 14a-8 proposal from Mr. Rossi, that our Board acted to amend our Certificate of Incorporation and By-laws to allow stockholders who hold at least 25% of our outstanding Common Stock the right to call a special meeting, subject to stockholder approval at the 2010 Annual Meeting.

Safeway Inc.
Executive Offices
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

The right of stockholders to call a special meeting has been discussed at several of the regularly scheduled Safeway Board meetings since May 2009. Since the 2009 Annual Meeting, and beginning before Mr. Rossi submitted his current proposal, we have contacted our top stockholders to solicit their viewpoints regarding an appropriate threshold for stockholders to call a special meeting for a company of Safeway's size and makeup. The proposal that will be included in our 2010 Proxy Materials takes into account the feedback we received. We have also talked with peers at other companies to discuss the approach taken by those companies on this topic.

The Board's final decision to include in Safeway's 2010 Proxy Materials a proposal to amend Safeway's Certificate of Incorporation and By-Laws to lower the percentage vote required to call a special meeting to 25% from a majority of the outstanding Common Stock was made at a meeting in early December 2009, after months of thorough discussion and evaluation, and following a recommendation by the Nominating and Corporate Governance Committee of the Board made in October 2009 (prior to receipt of Mr. Rossi's current Rule 14a-8 proposal submitted on October 21, 2009, later withdrawn in favor of a proposal dated November 27, 2009). The fact that Nick Rossi submitted a stockholder proposal for the 2010 Annual Meeting had no bearing on the deliberations by our Board of Directors or the end result.

Sincerely,



Robert A. Gordon
Senior Vice President, General Counsel and Secretary

cc: Mr. Nick Rossi
Mr. John Chevedden
Ms. Kimberly L. Wilkinson, Latham & Watkins LLP

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Request for reconsideration or Commission review (supplement) of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write further on behalf of the proponents (which includes the undersigned in regard to the Medco proposal) and in response to the CVS January 15, 2010 letter with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

CVS/Caremark Corp. (January 5, 2010) responded to the CVS December 14, 2009 no action request with the Holidays intervening and was issued in 22-days without consideration of any proponent letter. On January 6, 2010 the attached proponent letter with exhibits was forwarded to the Division.

The January 15, 2010 CVS letter argues, "it is difficult to imagine a more cogent [convincing] example of two directly conflicting proposals." If this were accepted as correct then the company would be in the position of claiming that, a management proposal calling for *raising* the percentage of shareholders able to call a special meeting and a rule 14a-8 proposal called for *lowering* the percentage of shareholders able to call a special meeting, would be less of a purported conflict.

The company inexplicably claims that it is impossible to adopt a certain percentage threshold to call a special meeting after a shareholder vote in favor and at the same time consider a shareholder recommendation for a lower percentage threshold.

The company claims that a certain unifying principle to decide the issue of non-conflicting proposals cannot apply to proposals of varying topics. The issue on this topic is particularly easy to measure because it involves percentage numbers on a scale, whereas the precedents of *Cypress* and *Genzyme,* which CVS recognized, do not involve numbers and are not as easy to compare.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement year after year – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

All four of the above companies received an immediate email of the initial January 11, 2010 Request for reconsideration and as of late January 19, 2010 only CVS had responded.

Each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March 2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,



John Chevedden
Medco proposal

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 14, 2009 no action request.

This proposal topic for 10% of shareholder to be able to call a special meeting already won 61%-suport at the CVS 2009 annual meeting according to the attached page from The Corporate Library. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Thomas Moffatt <TSMoffatt@cvs.com>

[CVS: Rule 14a-8 Proposal, October 24, 2009, November 24, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 61%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $24 million for CEO Thomas Ryan. Mr. Ryan's non-qualified deferred compensation (NQDC) was worth more than $40 million.

Thomas Ryan, Terrence Murray (our Lead Director) and Marian Heard (on our audit and nomination committees) were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Plus our directors served on these boards rated "D" by The Corporate Library: Thomas Ryan (our CEO), Yum! Brands (YUM) and Bank of America (BAC), David Dorman, Yum! Brands (YUM) and Richard Swift, Hubbell (HUBB).

Directors Lance Piccolo and Kristen Gibney Williams had non-director links with our company – independence concerns. As CEO Mr. Ryan had a total of 3 directorships plus Richard Swift and Sheli Rosenberg had 5 directorships – over-commitment concerns.

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2010

Ms. Meredith Cross, Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ms. Elizabeth M. Murphy, Secretary
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

3 Re: Request for reconsideration or Commission review (supplement) of no-action determinations regarding shareholder proposals to:
CVS/Caremark Corp. (January 5, 2010),
Medco Health Solutions (January 4, 2010),
Honeywell International (January 4, 2010), and
Safeway, Inc. (January 4, 2010).

Dear Ms. Cross and Ms. Murphy:

I write further on behalf of the proponents (which includes the undersigned in regard to the Medco proposal) and in response to the CVS January 15, 2010 letter with respect to each of these recent no-action determinations to request that the Division of Corporation Finance reconsider its position in each of these four no-action determinations. Should the Division not change its position, we request that the Commission exercise discretionary review under section 202.1(c) of the Commission's regulations. These determinations – and others still pending – raise novel issues of substantial importance to shareholders and companies alike.

Each of the cited resolutions asks that the company in question take the necessary steps to permit holders of ten percent of the outstanding shares to call a special meeting (or as low a figure above ten percent as state law authorizes). The resolutions also recommend that the rights of shareholders under such a special meeting provision should not contain exceptions that did not apply to the same extent as management or the board.

Using the methodology in the Medco January 19, 2010 letter Medco could also assert it is "impossible for the Company to ascertain the actual intent behind the vote of its shareholders" regarding a single proposal at the 40%-threshold. Using the company methodology shareholder voting on a lone 2010 proposal for a 40%-threshold could have four meanings.

If shareholders support the 40%-proposal it could mean that shareholders accept the 40%-threshold as adequate or reject the 40%-threshold as inadequate (but vote yes because they see it as a first step to achieve the 10%-threshold).

Or if shareholders reject the 40% proposal it could mean that shareholders reject the 40%-threshold or that they support the 40%-threshold but wish to express their dissatisfaction with the company maneuvering to deny shareholders the opportunity to vote on a lower threshold.

When the maneuvering to make this proposal toothless becomes more widely held public information just before the annual meeting, a lone proposal could yield ambiguous or inconclusive results in the above 4-flavors at least by applying the Medco metholoddgy.

The company suggests that shareholders would submit proposals a year before the annual meeting, but does not cite one past example of its suggestion occurring for a proposal on any topic. The company argument seems to be based on a false premise that companies have been proactive on the special meeting topic for the last few years and proponents are belatedly taking notice.

CVS/Caremark Corp. (January 5, 2010) responded to the CVS December 14, 2009 no action request with the Holidays intervening and was issued in 22-days without consideration of any proponent letter. On January 6, 2010 the attached proponent letter with exhibits was forwarded to the Division.

The January 15, 2010 CVS letter argues, "it is difficult to imagine a more cogent [convincing] example of two directly conflicting proposals." If this were accepted as correct then the company would be in the position of claiming that, a management proposal calling for *raising* the percentage of shareholders able to call a special meeting and a rule 14a-8 proposal called for *lowering* the percentage of shareholders able to call a special meeting, would be less of a purported conflict.

The company inexplicably claims that it is impossible to adopt a certain percentage threshold to call a special meeting after a shareholder vote in favor and at the same time consider a shareholder recommendation for a lower percentage threshold.

The company claims that a certain unifying principle to decide the issue of non-conflicting proposals cannot apply to proposals of varying topics. The issue on this topic is particularly easy to measure because it involves percentage numbers on a scale, whereas the precedents of *Cypress* and *Genzyme,* which CVS recognized, do not involve numbers and are not as easy to compare.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement year after year – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

All four of the above companies received an immediate email of the initial January 11, 2010 Request for reconsideration and as of late January 19, 2010 only CVS had responded.

Each of the companies announced plans – hitherto not disclosed to the shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher thresholds, which range from 20 percent to 40 percent.

By every indication, these board actions were purely defensive in nature and were intended to prevent shareholders from voting on the lower thresholds proposed in each resolution. Each of the four companies thus advised the proponents and the staff that the proposals would be omitted under SEC Rule 14a-8(i)(9), which authorizes the omission of a proposal that "directly conflicts" with a management proposal. The staff accepted this argument in each of the letters.

We are asking the staff to reconsider its position and, failing that, for the Commission to review and clarify the application of this provision. The issue is important enough to warrant staff consideration and Commission review because the no-action determinations are in conflict with prior no-action decisions. We cited several of these determinations in supplemental filings with the staff; although the supplemental letters were attached to the staff no-action letters, because of the New Year's holiday, our letters may have arrived too late to be considered on their merits.

Specifically the no-action letters here cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In the four cases here, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff and/or the Commission should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course on the same topic and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant reconsideration and/or Commission review, because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 20% or 40% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolutions here.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board take *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a threshold ranging from 20% to 40% (depending on the company); it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit that sort of dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

We note in this regard that the staff determination here conflicts with two rulings from March

2009 rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant staff reconsideration and/or review by the full Commission. In the two TARP cases, both the management proposal dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

The only pertinent conflict is thus between the four no-action determinations that are the subject of this letter and the staff's prior decisions on the scope of Rule 14a-8(i)(9).

Thank you for your consideration of request.

Sincerely,



John Chevedden
Medco proposal

cc: Nick Rossi (CVS and Safeway proposals)
June Kreutzer and Cathy Snyder (Honeywell proposal)
Thomas Moffatt, CVS/Caremark Corp.
Lori B. Marino, Medco Health Solutions
Thomas Larkins, Honeywell International
Laura Donald, Safeway, Inc.

[CVS: Rule 14a-8 Proposal, October 24, 2009, November 24, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 61%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $24 million for CEO Thomas Ryan. Mr. Ryan's non-qualified deferred compensation (NQDC) was worth more than $40 million.

Thomas Ryan, Terrence Murray (our Lead Director) and Marian Heard (on our audit and nomination committees) were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Plus our directors served on these boards rated "D" by The Corporate Library: Thomas Ryan (our CEO), Yum! Brands (YUM) and Bank of America (BAC), David Dorman, Yum! Brands (YUM) and Richard Swift, Hubbell (HUBB).

Directors Lance Piccolo and Kristen Gibney Williams had non-director links with our company – independence concerns. As CEO Mr. Ryan had a total of 3 directorships plus Richard Swift and Sheli Rosenberg had 5 directorships – over-commitment concerns.

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]